EXHIBIT 99.1

Management’s Discussion and Analysis

MOGO FINANCE TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

DATED: MARCH 12, 2019

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Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3

Caution Regarding Forward-looking Statements	3

Company Overview	5

Mission	5

Financial Performance Review	6

Liquidity and Capital Resources	25

Risk Management	28

Non-IFRS Financial Measures	29

Critical Accounting Estimates	34

Changes in Accounting Policies	36

Controls and Procedures	39

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of March 12, 2019 and presents an analysis of the financial condition of Mogo Finance Technology Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three and twelve months ended December 31, 2018 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the related notes thereto for the three and twelve months ended December 31, 2018 and 2017. The financial information presented in this MD&A is derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Finance Technology Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo” and “Level Up”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, and annual information form can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, average revenue per member (“ARPM”), core ARPM and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), charge-off rates, anticipated cash needs and the need for additional financing, interest costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its solution and services, future growth plans, ability to attract new customers and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s customers and the marketplace of new technologies and solutions.

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Management’s Discussion and Analysis

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form, for the year ended December 31, 2018 available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo — a financial technology company — is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage and control their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection (“MogoProtect”), digital spending account with Mogo Visa* Platinum Prepaid Card (“MogoCard”), digital mortgage experience (“MogoMortgage”), the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”). The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 750,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the above key products, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

•	Launched MogoProtect in the fourth quarter of 2017, a new digital solution to help consumers protect against identity fraud. MogoProtect is currently offered as a monthly subscription service and also as part of our premium MogoMoney subscription service bundle.

•	Launched MogoCrypto during the first quarter of 2018, enabling members to buy and sell bitcoin at real-time prices and with no funding or withdrawal fees, instantly from their mobile devices.

•	Launched a new digital loan management solution during the second quarter of 2018 that will replace our legacy loan processing system, resulting in increased automation and operational efficiency going forward.

•	Extended the term of our strategic marketing collaboration agreement with Canada’s largest news media company, Postmedia, during the second quarter of 2018, for an additional two years to the end of 2020, with an additional minimum media value of $30 million over those two years for fixed quarterly payments of $525,000.

•	Expanded MogoMoney into New Brunswick, Newfoundland, Prince Edward Island and Manitoba during 2017 and Nova Scotia in 2018.

•	Expanded MogoMortgage into Manitoba, New Brunswick, Prince Edward Island and Newfoundland during 2018.

•	Commenced trading on the NASDAQ Capital Market under the symbol “MOGO” during the second quarter of 2018.

•	Issued 3.75 million common shares for proceeds of $24.4 million, net of issuance costs in the fourth quarter of 2017.

•	On December 18, 2018, the Company increased the borrowing limit on the Credit Facility – Other from $40 million to $50 million.

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit. By leveraging technology and design, we aim to offer all the financial products that consumers need, in one engaging and intuitive app.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: total revenue, subscription and services revenue, gross profit, credit facility interest expense, core revenue(1), contribution(1)(2), contribution margin(1)(2), adjusted EBITDA(1), adjusted net loss(1), cash provided by operating activities before investment in gross loans receivable(1), charge-off rate(1), ARPM(1), core ARPM(1), and Mogo members(1). For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results. The tables below provide the summary of key performance indicators for the reported periods:

($000s, except percentages and average revenue per member)
	Years ended December 31,		Percentage	Three months ended December 31,		Percentage
	2018	2017	Change	2018	2017	Change

IFRS Measures
Total revenue	$61,277	$48,681	26%	$16,108	$13,331	21%
Subscription and services revenue	26,733	12,972	106%	8,178	4,088	100%
Gross profit	38,851	32,809	18%	10,003	9,108	10%
Credit facility interest expense	9,353	7,178	30%	2,765	1,954	42%

Non‑IFRS Measures(1)
Core revenue	$53,166	$31,159	71%	$16,108	$9,212	75%
Contribution(2)	21,115	17,968	18%	5,077	5,285	(4%)
Contribution margin(2)	34.5%	36.9%		31.5%	39.6%
Adjusted EBITDA	4,154	2,481	68%	2,072	1,003	107%
Adjusted net loss	(20,297)	(16,245)	25%	(4,692)	(4,096)	15%
Cash provided by operating activities before investment in gross loans receivable	7,225	3,569	102%	1,462	1,368	7%
Charge-off rate	14.8%	15.0%		15.8%	13.1%
ARPM (3)	94	109	(14%)	88	103	(15%)
Core ARPM	82	70	17%	88	71	23%

			As at
	December 31, 2018	December 31, 2017	Percentage Change
Non-IFRS Non-Financial Measures(1)
Mogo members (000s)	756	544	39%

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)	The Company has reallocated certain expenses from general and administrative to customer service and operations expense in the current quarter. Prior period comparatives have been reclassified to conform with the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation. See “Non-IFRS Financial Measures” for a reconciliation of contribution and contribution margin to amounts reported in previous periods.
(3)

The calculation of ARPM was revised during the year to reflect annualized ARPM, to allow for better comparability of three months ended and year to date numbers. Prior year comparative figures have also been restated to reflect annualized amounts.

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Management’s Discussion and Analysis

Total revenue

Total revenue increased by 26% to $61.3 million for the year ended December 31, 2018, compared to $48.7 million for the same period in 2017. In the three months ended December 31, 2018, total revenue grew by 21% to $16.1 million, compared to $13.3 million in the comparative period.

In the third quarter, we executed on our strategy to phase out our legacy short-term loan products and related loan fees. For the year ended December 31, 2018, despite the elimination of short-term loan fees, we achieved revenue growth of 26% compared to the previous year and set record total revenue for the fifth consecutive quarter.

The following table summarizes the percentage contribution to total revenue from each of our revenue streams:

	Years ended December 31		Three months ended December 31
	2018	2017	2018	2017

Subscription and services revenue	44%	27%	51%	31%
Interest revenue	43%	37%	49%	38%
Loan fees	13%	36%	-	31%
Total revenue	100%	100%	100%	100%

Subscription and services revenue increased by 106% and 100% in the year and three months ended December 31, 2018 respectively, compared to the same periods last year, and now represents over 50% of total revenue. Interest revenue also contributed significantly to revenue growth during the most recent period as we continued to grow our loan book.

Subscription and services revenue

Subscription and services revenue was the primary driver of revenue growth in 2018, more than doubling to $26.7 million in the year ended December 31, 2018, compared to $13.0 million in the comparative period. Subscription and services revenue also doubled in the three months ended December 31, 2018 to $8.2 million from $4.1 million in the comparative prior year period.

The launch of Mogo’s mobile-first digital platform and account in the third quarter of 2016 dramatically expanded our opportunity to launch new products including MogoProtect, MogoCard, MogoMortgage, MogoCrypto, and our premium account subscription offerings which are included within subscription and services revenue.

Subscription and services revenue now represents 51% of total revenue, and we remain focused on continuing to drive growth in this segment by ramping existing products and introducing new products on our digital platform to add value to our growing member base.

Core revenue(1)

Core revenue increased by 71% to $53.2 million for the year ended December 31, 2018 compared to $31.2 million in the prior period, and by 75% to $16.1 million from $9.2 million for the three months ended December 31, 2018 and 2017, respectively. The acceleration of core revenue growth in 2018 was driven primarily by subscription and services revenue. Core revenue is calculated as total revenue less revenue from loan fees, which are related to the Company's legacy short-term loan products that were phased out in the third quarter.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Interest revenue also contributed to revenue growth, increasing by 45% to $26.4 million for the year ended December 31, 2018 compared to $18.2 million in the prior year, and by 55% to $7.9 million from $5.1 million in the three months ended December 31, 2018 and 2017 respectively, as we continued to offer our members access to our MogoMoney smart credit products which comprise our long-term loan receivables.

Core revenue is a measure used by our management and Board to understand and evaluate trends within our core products. We consider this measure especially relevant to assess the performance of our business given our exit from short-term loans this year, since core revenue excludes the loan fee revenues from this legacy product. We expect that this metric will continue to be relevant in 2019 for comparison against our current year performance.

Gross profit

It is important to note that gross profit for the year ended December 31, 2018 is not comparable against the prior year due to the adoption of IFRS 9 on January 1, 2018, which requires a higher upfront non-cash loan loss provision on new loans beginning in 2018, even if there is no difference in expected future loan performance. As permitted by the standard, the Company did not restate prior year results for the effects of IFRS 9. While the adoption of IFRS 9 has no impact on cash flows generated by the Company, it results in lower gross profit margin relative to 2017. It further reduces gross profit in periods of stronger loan book growth since the loan loss provision is recognized upfront, whereas related loan interest revenue is earned gradually over the full loan term.

Gross profit for year ended December 31, 2018 was $38.9 million, an 18% increase compared to $32.8 million in the prior year, driven by the overall increase in revenue over 2018 but partially offset by the impact of IFRS 9. Gross profit for the three months ended December 31, 2018 was $10.0 million, an increase from $9.1 million in the same period last year.

Gross profit margin was 63.4% for the year ended December 31, 2018, compared to 67.4% in the comparative year. This can be largely attributed to the impact of IFRS 9 in 2018 described above. Gross profit margin was further reduced in the current period as a result of our strategic exit from our legacy short-term loan products and the resulting decline in loan fees. In the three months ended December 31, 2018, gross profit margin was 62.1% compared to 68.3% in the prior year quarter, due to the factors described above, and also due to unusually low net charge-offs in the comparative quarter.

It is important to note that the adoption of IFRS 9 in 2018 does not impact the net charge off rate of the Company’s loans receivable portfolio. Likewise, IFRS 9 adoption does not impact the cash flows used in and generated by the Company’s loans receivable portfolio, since the periodic changes in the allowance for loan losses is a non-cash item. For further discussion on the adoption of IFRS 9, refer to the Changes in Accounting Policies section of the MD&A.

Credit facility interest expense

We continued to grow our loan portfolio during 2018, increasing the facility drawdown on both Credit Facility – Liquid and Credit Facility – Other, which generated a corresponding increase in credit facility interest expense. Credit facility interest expense for year ended December 31, 2018 was $9.4 million, compared to $7.2 million in the prior year, an increase of 30%. In the three months ended December 31, 2018, credit facility interest expense was $2.8 million, compared to $2.0 million in the prior year, an increase of 42%, driven largely by an increase in the loan book and an increase in the LIBOR rate.

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Management’s Discussion and Analysis

Contribution and contribution margin(1)(2)

Contribution increased by 18% to $21.1 million for the year ended December 31, 2018, compared to $18.0 million for the same period last year. In the three months ended December 31, 2018, contribution decreased by 4% to $5.1 million from $5.3 million in the prior period. During the year ended December 31, 2018, contribution margin decreased to 34.5% from 36.9% in the prior year, and to 31.5% in the three months ended December 31, 2018 from 39.6% in the comparative period, primarily due to the impact of IFRS 9 on gross profit and increased credit facility interest expense as described above. Contribution was also reduced by increasing customer service and operations expenses, although these expenses as a percentage of total revenue continue to decline, showing positive operating leverage.

Adjusted EBITDA(1)

Adjusted EBITDA was $4.2 million during the year ended December 31, 2018, an increase of 68% compared to $2.5 million in the prior year. Adjusted EBITDA for the three months ended December 31, 2018 was a record $2.1 million, representing a 107% increase compared to the same period last year. Growth in adjusted EBITDA was due to benefits of operating leverage, as we grow our revenue and gross profit, in the three months and year ended December 31, 2018 relative to comparative periods. This increase in gross profit during the year was partially offset by increased discretionary expenditure in technology, development, and marketing, as we made a conscious decision to ramp up investment in new product initiatives, platform development, and brand awareness in 2018. This represents our tenth consecutive quarter of positive adjusted EBITDA.

Adjusted net loss(1)

Adjusted net loss for the year ended December 31, 2018 increased by 25% to ($20.3) million from ($16.2) million in the same period in 2017. In the three months ended December 31, 2018 adjusted net loss increased by 15% to ($4.7) million from ($4.1) million. The change is mainly attributable to an increase in non-cash depreciation and amortization expense.

Cash provided by operating activities before investment in gross loans receivable(1)

Cash provided by operating activities before investment in gross loans receivable increased from $3.6 million to $7.2 million for the year ended December 31, 2018, and increased to $1.5 million from $1.4 million for the three months ended December 31, 2018, compared to the respective prior year periods. This is primarily due to increased cash flow from operations as we continue to gain positive operating leverage by increasing our revenues at a faster rate than our cash operating expenses.

The most comparable IFRS financial measure, cash (used in) operating activities, which is net of investment in loans receivable, was ($29.2) million of cash usage for the year ended December 31, 2018, compared to ($21.4) million of cash usage for the same period in 2017. Included in these amounts are investment in loans receivable of ($36.4) million in the year ended December 31, 2018, compared to ($24.9) million in the prior year.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)	The Company has reallocated certain expenses from general and administrative to customer service and operations expense in the current quarter. Prior period comparatives have been reclassified to conform with the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation. See “Non-IFRS Financial Measures” for a reconciliation of contribution and contribution margin to amounts reported in previous periods.

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Management’s Discussion and Analysis

Charge-off rate(1)

Charge-off rate was 14.8% for the year ended December 31, 2018 compared to 15.0% in the same period last year. The improvement in charge-off rate is mainly attributable to growth in the Company’s long-term lower risk installment loans and line of credit products, and our strategic shift away from our legacy short-term loan products. In the three months ended December 31, 2018, the charge-off rate was 15.8% compared to 13.1% in the comparative period, which was uncharacteristically low. Management notes that charge-off rates on quarter by quarter basis can be variable and not indicative of future loan book performance. The quarterly charge-off rate is more sensitive to factors such as the velocity of loan book growth in the current period relative to prior periods. Management believes that annual charge-off rates are more indicative of the overall trend in loan book performance.

It is important to note that the adoption of IFRS 9 on January 1, 2018 had no impact on the comparability of the charge-off rate for the three and years ended December 31, 2018, compared to the same periods last year. The Company continues to charge-off customer balances when they are greater than 180 days delinquent.

ARPM and Core ARPM(1)(2)

ARPM decreased to $94 during the year ended December 31, 2018 compared to $109 for the same period last year. In the three months ended December 31, 2018, ARPM decreased to $88 compared to $103 in the same period last year. The decrease in ARPM was driven by our decision to exit from short-term loan products, and the resulting decrease in related loan fees within our total revenue.

ARPM based on core revenue, or core ARPM, which excludes the impact of the declining legacy loan fees, increased during the year ended December 31, 2018 to $82 from $70 in the prior year, and to $88 from $71 during the three months ended December 31, 2018 and 2017, respectively. Similar to core revenue, our management and Board are focused on core ARPM as a key performance indicator going forward as it excludes our legacy loan fees from short-term loan products, which were phased out in the third quarter of 2018.

Mogo members(1)

Our total member base has grown to 756,000 members as at December 31, 2018, from 544,000 members as at December 31, 2017, representing an increase of approximately 39% or 212,000 net members over the past year. The continuous increase in our member base reflects increased brand awareness through our marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”) and continuing adoption of the Company’s new and existing products.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

The calculation of ARPM was revised in the current period to reflect annualized ARPM, to allow for better comparability of three months ended and year to date numbers. Prior year comparative figures have also been restated to reflect annualized amounts

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the years and three months ended December 31, 2018 and 2017:

($000s, except per share amounts)
	Years ended December 31		Three months ended December 31
	2018	2017	2018	2017
Total revenue	$61,277	$48,681	$16,108	$13,331
Cost of revenue	22,426	15,872	6,105	4,223
Gross profit	38,851	32,809	10,003	9,108
Technology and development expenses	14,747	11,373	3,786	3,028
Marketing expenses	8,772	6,854	1,719	2,285
Customer service and operations expenses	8,383	7,663	2,161	1,869
General and administration expenses	11,177	9,826	2,659	2,692
Operating expenses	43,079	35,716	10,325	9,874
Income (loss) from operations	(4,228)	(2,907)	(322)	(766)
Credit facility interest expense	9,353	7,178	2,765	1,954
Debenture interest expense	8,036	7,503	1,993	2,059
Unrealized foreign exchange loss (gain)	651	(379)	333	75
Unrealized (gain) loss on derivative liability	(1,733)	2,207	(442)	1,234
Other one-time expenses	1,487	313	-	13
Net loss after tax	(22,022)	(19,729)	(4,971)	(6,101)
Adjusted EBITDA(1)	4,154	2,480	2,072	1,003
Adjusted net loss(1)	(20,297)	(16,245)	(4,692)	(4,096)
Net loss per share (Basic and fully diluted)	(0.97)	(1.07)	(0.22)	(0.33)

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the years and three months ended December 31, 2018 and 2017:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2018	2017	Change	2018	2017	Change

Subscription and services revenue	$26,733	$12,972	106%	$8,178	$4,088	100%
Interest revenue	26,433	18,187	45%	7,930	5,124	55%
Loan fees	8,111	17,522	(54%)	-	4,119	(100%)
Total revenue	61,277	48,681	26%	16,108	13,331	21%

Subscription and services revenue – represents MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, loan protection premiums, MogoCrypto revenue, bitcoin mining revenue, and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans.

Loan fees - represent fees from our legacy short-term loan products, which generally had terms ranging from 14-30 days. These legacy short-term loan products and related loan fees were phased out in the third quarter of 2018.

Total revenue, grew by 26% to $61.3 million, for the year ended December 31, 2018 compared to same period last year. Excluding loan fees, core revenue increased by 71% to $53 million, for the year ended December 31, 2018. For the three months ended December 31, 2018 total revenue increased by 21% to $16.1 million, compared to same period last year. Excluding loan fees, core revenue increased by 75% to $16.1 million for the three months ended December 31, 2018.

Total revenue was driven by continued strong growth in subscription and services revenue, which doubled for the year and three months ended December 31, 2018, compared to the same periods last year. Subscription and services revenue grew by 106% to $26.7 million, for the year ended December 31, 2018 compared to same period last year. Subscription and services revenue increased by 100% to $8.2 million, for the three months ended December 31, 2018 compared to the same period last year. The increase in subscription and services revenue, which now represents 44% and 51% of total revenue for the year and three months ended December 31,2018 respectively, is driven by an increasing uptake of premium account services, MogoProtect subscriptions, continued growth in our non-loan related products, as well as some contribution from our small scale bitcoin mining activities.

For the year ended December 31, 2018, interest revenue grew by 45% to $26.4 million from $18.2 million compared to the same period last year. Interest revenue increased by 55% to $7.9 million for the three months ended December 31, 2018. These increases were driven by a combination of loan book growth and improvement in loan book yield during the year.

Loan fees decreased to nil, as the Company phased out its legacy short-term loan products and related loan fees in the third quarter of 2018. For the year ended December 31, 2018, loan fees decreased by 54% to $8.1 million from $17.5 million in the same period last year.

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Management’s Discussion and Analysis

Cost of revenue and gross profit

The following table summarizes the cost of revenue and gross profit for the years and three months ended December 31, 2018 and 2017:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2018	2017	Change	2018	2017	Change

Total revenue	$61,277	$48,681	26%	$16,108	$13,331	21%

Provision for loan losses, net of recoveries	$16,367	$11,409	44%	$4,487	$2,932	53%
Transaction costs	6,059	4,463	36%	1,618	1,291	25%
Cost of revenue	22,426	15,872	41%	6,105	4,223	45%

Gross Profit	$38,851	$32,809	18%	$10,003	$9,108	10%
Gross Profit %	63.4%	67.4%		62.0%	68.3%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Cost of revenue increased by 41% to $22.4 million, for the year ended December 31, 2018 compared to the same period last year. The cost of revenue increased by 45% to $6.1 million for the three months ended December 31, 2018 compared to the same period last year.

It is important to note that 2018 cost of revenue is not comparable against prior year due to the adoption of IFRS 9 on January 1, 2018, which requires a higher upfront expensing of non-cash loan loss provision on new loans beginning in 2018, even if there is no difference in expected future loan performance. As permitted by the standard, the Company did not restate prior year results for the effects of IFRS 9. The adoption of IFRS 9 has no impact on cash flows generated by the Company, but results in higher cost of revenue and lower gross profit relative to 2017 due to higher non-cash provision for loan loss expense. This has the effect of reducing gross profit in periods of stronger loan book growth, as was the case in recent quarters, since the related loan interest revenue is not booked upfront but earned gradually over the full term of the loan.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio, and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions. The provision for loan losses increased to $16.4 million and to $4.5 million during the year and three months ended December 31, 2018 respectively, which was primarily a result of growing our loan book.

Transaction costs consist of variable costs incurred with third-party vendors and include expenses such as underwriting and credit scoring fees, loan system transaction fees, costs of the Company’s loan protection program and certain fees related to our MogoCard and MogoProtect program. Transaction costs increased by 36% to $6.1 million for the year ended December 31, 2018 compared to $4.5 million in the same period last year. For the three months ended December 31, 2018, transaction costs were $1.6 million, a 25% increase compared to the same period last year. The increase is driven largely by growth in subscription and services revenue.

Gross profit increased by 18% to $38.9 million for the year ended December 31, 2018, compared to $32.8 million in the same period last year. Gross profit for the three months ended December 31, 2018 increased by 10% to $10.0 million compared to $9.1 million in the same period last year. While the Company experienced an increase in gross profit dollars, gross profit margin decreased from 67.4% in 2017 to 63.4% in 2018 due to higher provisioning under IFRS 9 described above, and the impact of our exit from our legacy short-term loan products and the resulting decline in loan fees.

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Management’s Discussion and Analysis

Technology and Development Expenses

The following table provides the technology and development expenses for the years and three months ended December 31, 2018 and 2017:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2018	2017	Change	2018	2017	Change

Technology and development expenses	$14,747	$11,373	30%	$3,786	$3,028	25%
As a percentage of total revenue	24%	23%		24%	23%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and IT infrastructure employees. Additional expenses include third‑party data acquisition expenses, professional services, consulting costs, hosting costs relating to servers and bitcoin mining equipment, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, and amortization of capitalized software costs related to our technology platform.

Technology and development expenses increased by 30% to $14.7 million, and by 25% to $3.8 million for the year and three months ended December 31, 2018 compared to same periods last year. Technology and development expenses as a percentage of total revenue increased from 23% to 24% for the year and three months ended December 31, 2018, compared to the corresponding periods last year. This is primarily attributed to an increase in technology related expenses and equipment amortization and depreciation expense related to our intangible and tangible assets, respectively, in the current period.

The capitalization of technology and development expenses increased to $7.7 million and $2.4 million for the year and three months ended December 31, 2018, compared to $5.1 million and $1.3 million in the respective prior year periods. The increased spend on technology highlights our commitment to investing in our technology platform for future product and service improvements. The primary development initiatives during the current year related to the launch of MogoCrypto, enhancements to the MogoAccount, and enhancements to our digital loan solution and related systems.

We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform that enhances member experience and promotes member engagement. We expect this to help drive ongoing growth in active members and in turn increase revenue.

Marketing Expenses

The following table provides the marketing expenses for the years and three months ended December 31, 2018 and 2017:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2018	2017	Change	2018	2017	Change

Marketing expenses	$8,772	$6,854	28%	$1,719	$2,285	(25%)
As a percentage of total revenue	14%	14%		11%	17%

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Management’s Discussion and Analysis

Marketing expenses consist of salaries and personnel‑related costs, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expenses increased by 28% to $8.8 million, for the year ended December 31, 2018 compared to $6.9 million in the same period last year, primarily due to higher marketing costs on search engine optimization and social media to support the growth of our business. Our 2018 marketing strategy, which started in the fourth quarter of 2017, resulted in accelerated market spend the first three quarters of the year. Accordingly, marketing expense for the three months ended December 31, 2018 decreased by 25% to $1.7 million compared to $2.3 million the same period in 2017.

Under the marketing collaboration agreement with Postmedia, the Company is able to use the promotional commitments to market and advertise its products and services across more than 200 of Postmedia’s print, media, and online properties across Canada. During April 2018, Mogo extended the term of the marketing collaboration agreement for an additional two years beyond the end of the original agreement. The extended agreement is effective until December 31, 2020 and provides Mogo a similar minimum annual media value from Postmedia to the original agreement. Under the extended agreement, Postmedia receives a fixed quarterly payment equivalent to the Q4 2017 revenue share payment, instead of receiving a percentage of Mogo’s revenue.

In 2016, Mogo also paid Postmedia a set-up fee of $1.17 million and issued Postmedia a five-year warrant to acquire up to 1,196,120 common shares of the Company at an exercise price of $2.96 for a subscription price of $1.2 million. Of the total marketing expenses, $2.5 million and $0.6 million related to fixed quarterly payments to Postmedia, amortization of the Postmedia set-up fee and amortization of the fair value of Postmedia warrants for the year and three months ended December 31, 2018 respectively.

Marketing expense as a percentage of revenue has remained relatively consistent year over year and decreased to 11% from 17% for the three months period ended December 31, 2018 and 2017 respectively. The Company continues to prioritize its focus on optimizing its marketing spend with Postmedia as well as investing additional resources in other third-party marketing channels which we believe will enhance our overall marketing effectiveness. In connection with the extension of the marketing collaboration agreement, Mogo agreed to change the vesting and term of certain of the performance warrants previously granted to Postmedia such that 598,060 of the warrants will vest equally over the remaining two years of the term of the agreement and will expire in January 2023.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses for the years and three months ended December 31, 2018 and 2017:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2018	2017	Change	2018	2017	Change
Customer Service and Operations expenses	$8,383	$7,663	9%	$2,161	$1,869	16%
As a percentage of total revenue	14%	16%		13%	14%

Customer service and operations (“CS&O”) expenses consist primarily of salaries and personnel‑related costs related to customer support, payment processing and collections employees. Additional expenses include third-party expenses related to credit data sources and collections.

CS&O expenses increased by 9% to $8.4 million, for the year ended December 31, 2018 compared to the same period last year. For the three months ended December 31, 2018, CS&O increased by 16% to $2.2 million, compared to the same period last year. These changes were primarily driven by an increase in personnel-related costs related to loan book growth, along with an increase in credit refresh costs related to our free monthly credit score product.

CS&O expenses as a percentage of total revenue decreased to 14% for the year ended December 31, 2018 from 16% in the prior year, and decreased to 13% for the three months ended December 31, 2018 compared to 14% in the prior year quarter, demonstrating positive operating leverage as we grow our operations.

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Management’s Discussion and Analysis

General and Administration Expenses

The following table provides the general and administration expenses for the years and three months ended December 31, 2018 and 2017:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2018	2017	Change	2018	2017	Change

General and administration expenses	11,177	9,826	14%	2,659	2,692	(1%)
As a percentage of total revenue	18%	21%		17%	21%

General and administration (“G&A”) expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

General and administration expenses increased by 14% to $11.2 million for the year ended December 31, 2018, compared to the same period last year. General and administration expenses remained relatively consistent quarter over quarter. The increase year over year is primarily attributable to an increase in personnel, insurance and stock compensation costs relative to the comparative period.

As a percentage of total revenue, general and administration expenses decreased to 18% from 21% for the years ended December 31, 2018 and 2017 respectively, and to 17% from 21% for three months ended December 31, 2018 and 2017, respectively, demonstrating positive operating leverage as we grow our operations.

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the years and three months ended December 31, 2018 and 2017:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2018	2017	Change	2018	2017	Change

Credit facility interest expense – Liquid	$4,261	$3,104	37%	$1,239	$908	37%
Credit facility interest expense – Other	5,092	4,074	25%	1,526	1,046	46%
Total credit facility interest expense	9,353	7,178	30%	2,765	1,954	42%
As a percentage of total revenue	15%	15%		17%	15%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Liquid and Credit Facility – Other, including interest expense and the amortization of deferred financing costs.

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Management’s Discussion and Analysis

Credit facility interest expense increased by 30% to $9.4 million for the year ended December 31, 2018, compared to $7.2 million in the same period last year. For the three months ended December 31, 2018, credit facility interest expense was $2.8 million, a 42% increase as compared to $2.0 million in the same period last year. The change is due to increased usage of our credit facilities as a result of the growth in gross loans receivable, and an increase in the LIBOR rate over 2018.

Credit facility interest expense as a percentage of total revenue remained consistent year over year and increased slightly to 17% in the three months ended December 31, 2018, for the reasons described above.

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the years and three months ended December 31, 2018 and 2017:

($000s, except percentages)
	Years ended December 31		Percentage	Three months ended December 31		Percentage
	2018	2017	Change	2018	2017	Change

Debenture interest expense	$8,036	$7,503	7%	$1,993	$2,059	(3%)
Unrealized foreign exchange (gain) loss	651	(379)	n/a	333	75	335%
Unrealized (gain) loss on derivative liability	(1,733)	2,207	n/a	(442)	1,234	n/a
Other one-time expenses	1,487	313	377%	-	13	(46%)
Total other expense	8,441	9,644	(12%)	1,884	3,381	(44%)
As a percentage of total revenue	14%	20%		12%	25%

Total other expense decreased by 12% to $8.4 million for the year ended December 31, 2018, compared to the same period last year. For the three months ended December 31, 2018, total other expense decreased by 44% to $1.9 million. The variance is primarily attributable to the non-cash change in fair value of derivative liability described further below, offset by a $1.5 million increase in other one-time expenses.

Debenture interest expense consists of interest expense and accretion of transaction costs related to our non-convertible and convertible debentures. For the year ended December 31, 2018, debenture interest expense increased by 7% to $8.0 million compared to same period last year, primarily due to an increase in total debentures. Debenture interest expense for the three months ended December 31, 2018 was $2.0 million, a slight reduction of 3% compared to the same period last year, due to the conversion of some of our convertible debentures during early 2018.

Convertible debenture interest is payable semi-annually on November 30 and May 31, at the Company’s option either i) in common shares of the Company, issued at a price equal to the volume weighted average trading price of the common shares for the 20 trading days prior to the payment date, or ii) in cash.

Our presentation and functional currency is the Canadian dollar (CAD). Our operations are based in Canada and we derive all of our revenue in CAD. Unrealized foreign exchange gains and losses for the year and three months ended December 31, 2018 and 2017 are primarily associated with the translation of $4.8 million in United States dollar denominated debentures into their CAD equivalent at each reporting period end.

The unrealized gains and losses on derivative liability, a non-cash item, are related to the warrants issued to our lender. These warrants are revalued at each reporting period using the Black-Scholes option pricing model, which require inputs including the Company’s current stock price, volatility, the prevailing risk free interest rate, and expected life of the warrants. The change in any of the inputs will change the fair value of liability, resulting in an unrealized gain or loss recorded in the consolidated statements of comprehensive loss. The change in unrealized (gain) loss during the year and three months ended December 31, 2018, is primarily due to movements in the Company’s share price relative to the prior periods.

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Management’s Discussion and Analysis

Other one-time expense primarily relates to a $1.1 million non-cash impairment charge recorded against the Company’s Bitcoin mining equipment during the third quarter of 2018, due to a reduction in the market value of mining equipment and the market price of Bitcoin. The recoverable amount of the Bitcoin mining equipment was determined to be $504 under the fair value less costs to sell method.

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2018:

($000s)			As at
	December 31, 2018	January 1, 2018	December 31, 2017

Cash	$20,439	$40,560	$40,560
Loans receivable, net	86,347	68,325	73,460
Total assets	132,234	129,568	134,703
Credit facilities	75,934	57,110	57,110
Debentures	41,625	39,680	39,680
Convertible debentures	11,781	12,864	12,864
Total liabilities	140,928	120,908	120,908
Total shareholders’ equity (deficit)	(8,694)	8,660	13,795

On January 1, 2018, the Company adopted IFRS 9, which prescribes a new expected credit loss methodology to measure the allowance for loan losses. This change in policy resulted in a non-cash opening balance sheet adjustment of $5.1 million to loans receivable, which is presented net of the allowance on the balance sheet. As permitted under the standard, the adjustment was charged to opening deficit as at January 1, 2018, and the comparative balance at December 31, 2017 was not restated.

Total assets increased by $2.7 million during the year, driven primarily by an increase in loans receivable, net. This was offset by a decrease in cash used primarily to invest in gross loans receivable, net of financing provided by our credit facilities.

Total liabilities increased by $20.0 million during the year ended December 31, 2018. The change was driven primarily by an increase in our credit facilities due to advances drawn to fund loan originations.

Loans receivable

The following table provides a breakdown of loans receivable as at December 31, 2018:

($000s)			As at
	December 31, 2018	January 1, 2018	December 31, 2017

Gross loans receivable – long-term(1)	$101,756	$71,833	$71,833
Gross loans receivable – short-term(1)	-	9,061	9,061
Gross loans receivable	101,756	80,894	80,894
Allowance for loan losses	(15,409)	(12,569)	(7,434)
Net loans receivable	86,347	68,325	73,460

__________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Gross loans receivable is an IFRS measure the Company uses to assess its asset growth and capital efficiency. We consider the growth in gross loans receivable to be a significant element of the Company’s performance as it increases our revenue generating assets and represents a growing customer base to which the Company can market additional products that leverage its digital platform. One of our strategies is to grow our long-term loan portfolio as it not only drives interest revenue in the current period, but more importantly builds a longer term revenue stream as these loans remain outstanding longer. Growth in gross loans receivable is driven by several factors including an increase in the number of customers and changes in the average loan amount.

The gross loans receivable – long‑term portfolio was approximately $101.8 million as at December 31, 2018, an increase of $29.9 million or 42% compared to the balance as at December 31, 2017. Gross loans receivable – long-term now comprises 100% of total gross loans receivable as at December 31, 2018, as we phased out legacy short-term loan products entirely in the third quarter of 2018. The overall increase in gross loan receivables is driven by continued strength in loan originations this year.

The following table provides the breakdown of gross loans receivable by geographic distribution:

($000s, except percentages)										As at
	December 31, 2018					December 31, 2017
	AB	BC	ON	Others	Total	AB	BC	ON	Others	Total

Gross loans receivable	$14,881	$17,267	$65,422	$4,186	$101,756	$10,428	$14,393	$55,228	$845	$80,894
% of total gross loans receivables	15%	17%	64%	4%	100%	13%	18%	68%	1%	100%

Ontario loans receivable remains the major portion of our total loan portfolio. During 2017, we expanded into New Brunswick, Newfoundland, Prince Edward Island and Manitoba, and during 2018 we expanded into Nova Scotia. Loan originations in these provinces are included in Others.

Reconciliation of allowance for loan losses as at December 31, 2018 and December 31, 2017 is as follows:

($000s)
	Years ended December 31, 2018	Year ended December 31, 2017
Allowance for loan losses, beginning of year	$7,434	$7,311
Impact of adopting IFRS 9 on January 1, 2018	5,135	-
Allowance for loan losses	12,569	7,311
Provision for loan losses	18,406	13,343
Loans charged-off	(15,566)	(13,220)
Allowance for loan losses, end of year	15,409	7,434

The allowance for loan losses is reported on the Company’s balance sheet and is netted against the gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our loan portfolio.

The adoption of IFRS 9 resulted in a $5.1 million opening balance sheet adjustment to the allowance for loan losses as at January 1, 2018. This increase does not represent a change in the expected recovery value of the underlying loans receivable as at that date, but is rather a function of extending the allowance for loan losses to provide for expected future losses over a longer future timeframe. This includes provisioning an allowance for “Stage 1” performing loans that have not experienced any significant increase in credit risk since initial recognition. The allowance on Stage 1 loans receivable comprises $7.0 million of the $15.4 million allowance for loan losses as at December 31, 2018. Refer to the Changes in Accounting Policies section for a description of the Company’s methodology for calculating the allowance for loan losses under IFRS 9.

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Management’s Discussion and Analysis

The allowance for loan losses was $16.2 million as at December 31, 2018, compared to $12.6 million at January 1, 2018. The increase of $3.6 million is driven primarily by the growth in the Company’s gross loan receivables by $20.9 million or 26% during the year, resulting in a corresponding recognition of allowance.

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. In this presentation, the entire customer loan balance is aged in the same category as its oldest individual past due payment, in order to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

($000s)	December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	$88,035	-	$99	$88,134
1-30 days past due	3,097	-	257	3,354
31-60 days past due	-	1,838	491	2,329
61-90 days past due	-	1,240	469	1,709
91-180 days past due	-	-	6,230	6,230
Gross loans receivable	91,132	3,078	7,546	101,756
Allowance for loan losses	(6,951)	(2,118)	(6,340)	(15,409)
Loans receivable, net	84,181	960	1,206	86,347

The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of comprehensive loss.

The Company fully reserves and charges off consumer loans once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loans previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Credit facilities

($000s)		As at
	December 31, 2018	December 31, 2017

Credit Facility – Liquid	$31,821	$28,558
Credit Facility – Other	44,113	28,552
Total Credit Facility outstanding balance	75,934	57,110

The Credit Facility – Liquid consists of a term loan up to a maximum of $50 million that matures on August 31, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at December 31, 2018 was $32.4 million (December 31, 2017 – $29.4 million) with unamortized deferred financing costs of $0.6 million (December 31, 2017 – $0.9 million) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%), payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. For the three month period ended December 31, 2018 the prescribed minimum balance was $44 million. The prescribed minimum balance is reset to $33 million in the first quarter of 2019, and will rise incrementally up to $44 million by the maturity date. As at December 31, 2018, LIBOR was 2.50% (December 31, 2017 – 1.56%).

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Management’s Discussion and Analysis

On September 25, 2017, the Company finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other” and, together with the Credit Facility – Liquid), which was used to repay and replace Mogo’s previous $30 million entered into on February 24, 2014 (“Credit Facility – ST”). This transaction resulted in the extinguishment of the Credit Facility – ST. On December 18, 2018, the Company increased the borrowing limit on the Credit Facility – Other from $40 million to $50 million. The facility bears interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%) up to the first $40 million of borrowing, a decrease from the variable rate of LIBOR plus 13.00% (with a LIBOR floor of 2.00%) under the Credit Facility - ST. The incremental portion of facility borrowings above $40 million bears interest at a variable rate of LIBOR plus 11.00% (with a LIBOR floor of 2.00%). Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the $50 million facility. The Credit Facility – Other matures on July 2, 2020, compared to the maturity date of July 2, 2018 under the previous facility. The amount drawn on the new facility as at December 31, 2018 was $44.3 million (December 31, 2017 – $28.8 million) with unamortized deferred financing costs of $0.2 million (December 31, 2017 – $0.2 million) netted against the amount owing.

Both credit facilities are subject to certain covenants and events of default. The Company is in compliance with these covenants.

Debentures

($000s)		As at
	December 31, 2018	December 31, 2017
Debentures	$41,625	$39,680

Debentures require interest-only payments bearing annual interest rates ranging between 10.0% and 18.0% (December 31, 2017 – 12.0% and 18.0%) with principal amounts maturing at various periods through to March 1, 2022.

The debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the earliest maturity date of such debentures to July 2, 2020, the maturity date of the Credit Facility – Other.

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

2019	-
2020	27,968
2021	9,787
2022	3,870
41,625

Convertible debentures

($000s)		As at
	December 31, 2018	December 31, 2017
Convertible debentures	$11,781	$12,864

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of $1,000 per debenture. The interest is payable semi-annually on November 30 and May 31. The convertible debentures are subordinated to the existing Credit Facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. The maturity date of the convertible debentures is June 6, 2020.

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Management’s Discussion and Analysis

On the date of issuance, the gross proceeds of $15.0 million were first allocated to the debt component of the convertible debentures by discounting the future principal and interest payments at the prevailing interest rate at the date of issuance for a similar non-convertible debt instrument. The difference between gross proceeds and the debt component, or residual value, was then allocated to contributed surplus within shareholders’ equity. Transaction costs were allocated to the debt and equity components on a pro-rata basis, and amortized as a component of accretion of the convertible debenture.

Principal and interest is payable in cash or, at the Company’s option, subject to certain conditions, in common shares of the Company. The convertible debentures may, at the option of the holder, be converted to common shares of the Company at any time before the maturity date at a price of $5.00 per common share. Prior to the maturity date, when certain conditions are met, the Company has the option to convert all or a portion of the convertible debentures to common shares.

In 2018, the Company issued 367,270 shares in lieu of interest payable (December 31, 2017 – 122,655) and 398,600 (December 31, 2017 – 19,000) shares for the conversion of $1,865 of principal (December 31, 2017 – $87).

Transactions with Related Parties

The significant related-party transactions that occurred during the three months and year ended December 31, 2018 were transactions with debenture holders that incur interest. Related party debentures at year end totaled $3.3 million (December 31, 2017 – $3.1 million) with principal amounts maturing at various periods through to August 1, 2021. The debentures bear interest from 12.0% to 18.0% (December 31, 2017 – 15.0% to 18.0%) with interest expense of $0.1 million and $0.5 million for the three months and year ended December 31, 2018, compared to $0.1 million and $0.5 million in the same periods last year. The related parties involved in such transactions were (i) Praveen Varshney, a director of the Company, members of his family, and entities which are directly or indirectly controlled by Mr. Varshney or members of his family; (ii) a member of the family of Gregory Feller, a director and officer of the Company; (iii) David Feller, a director and officer of the Company; and (iv) an entity which is directly or indirectly controlled by members of the family of Gregory Feller and David Feller, each a director and officer of the Company. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

Off‑Balance Sheet Arrangements

We have no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources. The Company’s only off-balance sheet arrangements consist of operating leases entered into in the ordinary course of business. Please see the section below related to adoption of IFRS 16 – Leases, under “Accounting standards issued but not yet effective”.

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Management’s Discussion and Analysis

Summary of Annual Results

The following table sets forth a summary of selected financial data derived from our financial statements for each of the three most recently completed financial years:

($000s, except percentages and per share amounts)
	Years Ended December 31,			% change 2018 vs	% change 2017 vs
	2018	2017	2016	2017	2016

Financial Statement Highlights
Total revenue	$61,277	$48,681	$49,870	26%	(2%)
Net loss after tax	(22,022)	(19,729)	(17,092)	12%	15%
Net loss per common share	(0.97)	(1.07)	(0.94)	(9%)	14%
(Basic and fully diluted)
Total assets	132,234	134,703	99,027	(2%)	36%
Total liabilities	140,928	120,908	93,325	17%	30%

Non-IFRS Financial Measures(1)
Core revenue	53,166	31,159	23,927	71%	30%
Contribution(2)	21,114	17,968	17,263	18%	4%
Adjusted EBITDA	4,154	2,480	96	68%	2483%

The change in the Company’s total revenue from 2016 to 2018 is primarily attributable to a broadening portfolio of products and solutions other than loan products, and a growing loan book coupled with a strategic shift in the Company’s product focus from short term to long term loan products. The strategic shift resulted in strong growth in subscription and services revenue, which has increased by 221% since 2016, offsetting a decrease in short-term loan fee revenues over the three year period, up until they were phased out in the third quarter of 2018. The increases in net loss after tax are attributable to increases in non-cash depreciation and amortization expenses over the past two years. Changes in the Company’s total assets and total liabilities during the previous three years are primarily due to an increase in the Company’s loan portfolio and related credit facility balances.

The Company has observed continuous improvement in its non-IFRS financial measures shown above. The increase in the Company’s core revenue was driven primarily by a growth in subscription and services revenue. Contribution in absolute terms has increased from $17.3 million in 2016 to $21.1 million in 2018, whereas the Company’s contribution margin has decreased from 35% to 32% during the same period, due primarily to the impact of IFRS 9 on gross profit and increased credit facility interest expense. Contribution was also reduced by increasing customer service and operations expenses, although these expenses as a percentage of total revenue continue to decline thus showing positive operating leverage. This is the Company’s third consecutive year of positive and growing adjusted EBITDA, driven by increases in gross profit, partially offset by increased discretionary expenditure in technology, development, and marketing, as we made a conscious decision to ramp up investment in new product initiatives, platform development, and brand awareness over the three year period.

______________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	The Company has reallocated certain expenses from general and administrative to customer service and operations expense in the current quarter. Prior period comparatives have been reclassified to conform with the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation. See “Non-IFRS Financial Measures” for a reconciliation of contribution and contribution margin to amounts reported in previous periods.

23 | Page

Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2018				2017
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Income Statement Highlights
Total revenue	$16,108	$15,419	$15,417	$14,333	$13,331	$12,579	$11,490	$11,281
Gross profit	10,003	9,565	9,912	9,371	9,108	8,567	7,676	7,458
Net loss before tax	(4,971)	(7,045)	(6,056)	(3,948)	(6,101)	(3,717)	(5,330)	(4,581)

Net loss per common share	(0.22)	(0.31)	(0.27)	(0.17)	(0.33)	(0.20)	(0.29)	(0.25)
(Basic and fully diluted)

Non-IFRS Financial Measures(1)
Core revenue	16,108	15,062	11,608	10,388	9,212	8,382	7,065	6,500
Contribution(2)	5,077	5,048	5,649	5,341	5,285	4,802	4,074	3,807
Adjusted EBITDA	2,072	1,045	734	303	1,003	1,014	207	257

Total revenues have trended upwards since the first quarter of 2017, driven primarily by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account solutions. Interest revenue has also increased quarter over quarter, as we continue to focus on the growth of our long-term loan products. Both of these revenue segments have exhibited a continuous overall growth pattern in the past two years. Accelerated growth in subscription and services and interest revenue has outpaced the phase out of loan fees resulting in overall net revenue growth and significant growth in core revenue, which excludes fees from the short term loan business.

Gross profit and contribution have continued to grow overall in the past two years, trending with revenue and benefiting from growth in higher margin subscription and services revenue. The decrease in contribution margin during the current quarter is attributable to the impact of IFRS 9 against our loan book growth, requiring more upfront recognition of provision expense, as well as our strategic exit from our legacy short-term loan products and the resulting decline in loan fees. Variations in net loss before tax in recent quarters are driven primarily by changes in non-cash related items such as the unrealized gain or loss on derivative financial liability, depreciation, and stock based compensation expense.

Adjusted EBITDA has been positive in the past eight quarters and has trended upwards on an annualized basis, driven largely by the continued growth in revenue and gross profit. Periods in which Adjusted EBITDA has declined quarter over quarter are primarily the result of the timing of operating expenses as well as increased discretionary expenditure in technology and development in order to explore new product initiatives and enhance our digital platform.

______________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	The Company has reallocated certain expenses from general and administrative to customer service and operations expense in the current quarter. Prior period comparatives have been reclassified to conform with the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation. See “Non-IFRS Financial Measures” for a reconciliation of contribution and contribution margin to amounts reported in previous periods.

24 | Page

Management’s Discussion and Analysis

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares and convertible debentures, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

Use of proceeds

Issuance of common shares

On December 28, 2017, the Company issued 3.8 million common shares at $7 per share and realized net proceeds of $24.4 million. The Company intended to use the net proceeds from the Offering to fund the enhancement of the Company's existing digital platform and products, and the research and development of new products.  The Company also intended to use the net proceeds for working capital and other general corporate purposes. To date we have utilized $20.4 million to invest in our platform through technology and development and to grow our revenue.

Convertible debentures

We issued $15.0 million in convertible debentures in June of 2017, realizing net proceeds of approximately $13.4 million. The Company intended to use the net proceeds from the offering to fund the growth of the Company’s loan portfolio, with an emphasis on its long-term loan products. The Company’s loans are partially funded using the Credit Facilities, with a portion of each loan funded by the Company. As of June 30, 2018, the convertible debenture proceeds have been fully utilized to invest in loans receivable.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the years and three months ended December 31, 2018 and 2017:

($000s)
	Years ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
Cash provided by operating activities before investment in gross loans receivable(1)	$7,225	$3,569	$1,462	$1,368
Cash invested in loans receivable	(36,428)	(24,927)	(10,695)	(9,234)
Cash used in operating activities	(29,203)	(21,358)	(9,233)	(7,866)
Cash used in investing activities	(11,053)	(5,421)	(3,278)	(1,279)
Cash provided by financing activities	20,135	48,715	7,905	30,586
Net increase (decrease) in cash for the period	(20,121)	21,936	(4,606)	21,441

________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

25 | Page

Management’s Discussion and Analysis

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash (used in) operating activities increased to ($29.0) million for the year ended December 31, 2018, compared to ($21.4) million in the prior year period. The increase in cash (used in) operating activities was driven by an increase in the amount of investment we made in our in loans receivable of ($36.4) million in the year ended December 31, 2018, compared to ($24.9) million in the prior year, partially offset by the increase in cash provided by operating activities before investment in gross loans receivable as described above.

Cash (used in) operating activities increased to ($9.2) million for the three months ended December 31, 2018, compared to ($7.9) million in the prior year period. This was primarily due to increased net investment in loans receivable of ($10.7) million in the three months ended December 31, 2018 compared to ($9.2) million in the same period last year.

If net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash provided by operating activities would be $7.2 million and $1.5 million during the year and three months ended December 31, 2018, an increased inflow of $3.7 million and $0.1 million compared to respective prior periods. This is primarily due to increased cash flow from operations as we continue to gain positive operating leverage by increasing our revenues at a faster rate than our cash operating expenses.

Cash provided by (used in) investing activities

Our investing activities consist primarily of purchases of property, equipment and software, and the capitalization of software development costs. Purchases of property, equipment and software and capitalized software development costs may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the year and three months ended December 31, 2018, cash invested in the purchase of property and equipment and investment in software was $11.1 million and $3.3 million respectively, an increase of $5.6 million and $2.0 million from the same periods in 2017, as we made a conscious decision in 2018 to ramp up our investment in growth initiatives. We expect to continue investing in additional property and equipment and additional internal-use software, in order to support the growth in our customer base and the continued build out of our digital technology platform and new products.

Cash provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures and borrowings from the Credit Facilities.

Cash provided by financing activities for the year ended December 31, 2018 was $20.1 million, a decrease of $28.6 million compared to the same period last year. This was due to net proceeds of $13.5 million and $24.4 million received from the issuance of convertible debentures and issuance of common shares, respectively, in the comparative period. Cash provided by financing activities for the three months ended December 31, 2018 was $7.9 million, a decrease of $22.7 million compared to the same period last year. This is due primarily to the issuance of common shares for net proceeds of $24.4 million in the prior period.

26 | Page

Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at December 31, 2018, including commitments relating to leasing contracts. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)
	2019	2020	2021	2022	2023	Thereafter

Commitments
Estimated lease payments	$1,252	$682	$90	$90	$90	$158
Purchase obligations	2,111	2,111	-	-	-	-
Accounts payable	9,801	-	-	-	-	-
Credit Facility – Liquid	-	44,113	-	-	-	-
Credit Facility – Other	-	31,821	-	-	-	-
Debentures	-	27,968	9,787	3,870	-	-
Convertible debentures	-	11,781	-	-	-	-
Total contractual obligations	13,164	118,476	9,877	3,960	90	158

The following table shows contractual obligations as at December 31, 2017, including commitments relating to leasing contracts:

($000s)
	2018	2019	2020	2021	2022	Thereafter

Commitments
Estimated lease payments	$1,224	$1,155	$683	$85	$85	$255
Accounts payable	7,468	-	-	-	-	-
Credit Facility – Liquid	-	-	28,552	-	-	-
Credit Facility – Other	-	-	28,558	-	-	-
Debentures	-	-	39,180	500	-	-
Convertible debentures	-	-	12,864	-	-	-
Total contractual obligations	8,692	1,155	109,837	585	85	255

Disclosure of Outstanding Shares

Our authorized capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of March 12, 2019, no preferred shares have been issued and the following common shares, and rights to acquire common shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at March 12, 2019
Common shares	23,522
Stock options	2,841
Restricted share units	218
Common share purchase warrants	1,779

27 | Page

Management’s Discussion and Analysis

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in our financial statements.

The Company acts as a lender and has little concentration of credit risk with any particular individual, company or other entity relating to these services, however the Company is subject to a higher level of credit risk due to the credit constrained nature of many of the Company’s customers and in circumstances in which they do not comply with the Company’s policies and procedures. The credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs ongoing credit evaluations, reviews aging of loans receivable and payment history, and in accordance with IFRS 9 allows for expected credit losses at the inception of the loan.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company currently does not actively hedge foreign currency risk and transacts in foreign currencies on a spot basis. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $266.

($000s)		As at
	December 31, 2018	December 31, 2017
Cash	$874	$171
Debentures	4,770	4,770

28 | Page

Management’s Discussion and Analysis

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to the Credit Facilities that bear interest fluctuating with LIBOR. The Credit Facilities have a LIBOR floor of 1.5% & 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at December 31, 2018, LIBOR is 2.50% (December 31, 2017 – 1.56%). A 0.50 basis point increase in LIBOR would increase annual credit facility interest expense by $428. The debentures (convertible and non-convertible) have fixed rates of interest.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends and/or issue debt.

Other risks

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2018 and elsewhere in this MD&A.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. Core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, ARPM, core ARPM and Mogo members are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

29 | Page

Management’s Discussion and Analysis

Core revenue

Core revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from loan fees. Core revenue is a measure used by our management and Board to understand and evaluate trends within our business. We phased out our legacy short-term loan products and related loan fees in the third quarter of 2018, and thus we consider it important to highlight trends in revenue relating to our primary revenue segments. The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2018	2017	2018	2017

Total revenue	$61,277	$48,681	$16,108	$13,331
Less: loan fees	(8,111)	(17,522)	-	(4,119)
Core revenue	53,166	31,159	16,108	9,212

Contribution and Contribution Margin

Contribution is a non-IFRS financial measure that we calculate as gross profit less t, credit facility interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and Board to understand and evaluate our core operating performance and trends, and in particular as a way to evaluate the profitability of our core product revenue. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Factors that affect our contribution and contribution margin include revenue mix, transaction costs, and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution and contribution margin to gross profit, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except percentages)
	Years ended December 31		Three months ended December 31
	2018	2017	2018	2017
Gross profit	$38,851	$32,809	$10,003	$9,108
Less:
Credit facility interest expense	9,353	7,178	2,765	1,954
Customer service and operations expenses	8,383	7,663	2,161	1,869
Contribution	21,115	17,968	5,077	5,285

Total revenue	61,277	48,681	16,108	13,331
Contribution margin	34.5%	36.9%	31.5%	39.6%

30 | Page

Management’s Discussion and Analysis

The Company has reallocated certain expenses from G&A to CS&O expenses in the current quarter to reflect more appropriate allocation of our expenses by their function. Prior period comparatives have been reclassified to conform with the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised to reflect the new presentation:

($000s, except percentages)	2018				2017
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Contribution, previously stated	$5,077	$5,208	$5,778	$5,438	$5,382	$4,898	$4,175	$3,911
Amounts reclassified from G&A to CS&O expense	-	(160)	(129)	(97)	(97)	(96)	(101)	(104)
Contribution, revised	5,077	5,048	5,649	5,341	5,285	4,802	4,074	3,807

Contribution margin, before reclassification	31.5%	33.8%	37.5%	37.9%	40.4%	38.9%	36.3%	34.7%
Amounts reclassified from G&A to CS&O expense	-	(1.1%)	(0.9%)	(0.6%)	(0.8%)	(0.7%)	(0.8%)	(1.0%)
Contribution margin, revised	31.5%	32.7%	36.6%	37.3%	39.6%	38.2%	35.5%	33.7%

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss before income taxes excluding depreciation and amortization, stock based compensation expense, non-recurring non-operating expenses, credit facility interest expense, debenture interest expense, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. This measure differs from contribution in that adjusted EBITDA includes additional operating costs, such as G&A expenses and marketing, but excludes credit facility interest costs.

The following table presents a reconciliation of adjusted EBITDA to loss before income taxes, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2018	2017	2018	2017

Loss before income taxes	$(22,022)	$(19,729)	$(4,971)	$(6,101)
Depreciation and amortization	7,062	4,045	2,006	1,086
Stock‑based compensation	1,320	1,343	388	683
Credit facility interest expense	9,353	7,178	2,765	1,954
Debenture interest expense	8,036	7,503	1,993	2,059
Unrealized foreign exchange loss (gain)	651	(379)	333	75
Unrealized loss (gain) on derivative liability	(1,733)	2,207	(442)	1,234
Other one-time expenses	1,487	313	-	13
Adjusted EBITDA	4,154	2,481	2,072	1,003

31 | Page

Management’s Discussion and Analysis

Adjusted Net Loss

Adjusted net loss is a non-IFRS financial measure that we calculate as loss before income taxes excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and other one-time expenses. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture interest expense, and thus comprises more elements of the Company’s overall net profit or loss. The following table presents a reconciliation of adjusted net loss to loss before income taxes, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2018	2017	2018	2017

Loss before income taxes	$(22,022)	$(19,729)	$(4,971)	$(6,101)
Stock‑based compensation	1,320	1,343	388	683
Unrealized foreign exchange loss (gain)	651	(379)	333	75
Unrealized loss (gain) on derivative liability	(1,733)	2,207	(442)	1,234
Other one-time expenses	1,487	313	-	13
Adjusted net loss	(20,297)	(16,245)	(4,692)	(4,096)

Cash Provided by Operating Activities before Investment in Gross Loans Receivable

Cash provided by operating activities before investment in gross loans receivable is calculated as cash used in operating activities, less net cash used in loan investment. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the period indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2018	2017	2018	2017

Net cash used in operating activities	$(29,203)	$(21,358)	$(9,233)	$(7,866)
Net investment in gross loans receivable	(36,428)	(24,927)	(10,695)	(9,234)
Cash provided by operations before investment in gross loans receivable	7,225	3,569	1,462	1,368

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Management’s Discussion and Analysis

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by average gross loans receivable balance in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

The following table presents a calculation of charge-off rate using loans charged-off and gross loans receivable, the most comparable IFRS financial measures, for each of the periods indicated:

($000s)
	Years ended December 31		Three months ended December 31
	2018	2017	2018	2017

Loans charged-off	$15,566	$13,220	$4,467	$3,058
Recoveries	(2,039)	(1,934)	(572)	(512)
Charge-off net of recoveries	13,527	11,286	3,895	2,546
Gross loans receivable - opening balance	80,894	69,186	95,528	74,718
Gross loans receivable - ending balance	101,756	80,894	101,756	80,894
Simple average of gross loans receivable	91,325	75,040	98,642	77,806
Charge-off rate (annualized)	14.8%	15.0%	15.8%	13.1%

ARPM and Core ARPM

ARPM is a non-IFRS measure that we calculate as the total revenue during a period divided by the average number of Mogo members in the period, annualized for a full year. ARPM measures the revenue that each Mogo member contributed during the reported period. Core ARPM is a non-IFRS measure that we calculate as core revenue during a period divided by the average number of Mogo members in the period, annualized for a full year. We believe that these measures are key drivers of the Company’s future performance.  Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base.

The following table presents a calculation of ARPM and Core ARPM starting from total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except ARPM)
	Years ended December 31		Three months ended December 31
	2018	2017	2018	2017

Total revenue	$61,277	$48,681	$16,108	$13,331
Less: loan fees	(8,111)	(17,522)	-	(4,119)
Core revenue	53,166	31,159	16,108	9,212
Number of Mogo members – opening (000s)	544	348	711	492
Number of Mogo members – ending (000s)	756	544	756	544
Simple average of Mogo members (000s)	650	446	734	518
ARPM (annualized in $)	$94	$109	$88	$103
Core ARPM (annualized in $)	$82	$70	$88	$71

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Management’s Discussion and Analysis

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12 month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance.  Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada. We anticipate that our Mogo members will continue to grow over time.

Gross loans receivable (long-term and short-term)

Gross loans receivable (long-term and short-term) are non‑IFRS financial measures which refer to loans receivable relating to the initial term of our loans receivable. We use the term “gross loans receivable – long-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of one year or more, which we refer to as “long-term loan products”. These include lines of credit that have a term of one year and installment loans that have terms of up to five years. We use the term “gross loans receivable – short-term” to refer to our legacy short-term loan products, with terms of less than one year, that were phased out in the third quarter of 2018.

Gross loans receivable represents the total amount of principal, interest, and fees outstanding from our customers at the end of the period before any provision for potential future charge‑offs. We segregate gross loans receivable between gross loans receivable – long-term and gross loans receivable – short-term, both of which are non-IFRS financial measures. Under IFRS, receivables are classified as ‘current’ if they have maturities of a year or less from the balance sheet date, and as ‘non-current’ if they have maturities greater than a year from the balance sheet date.

The following table presents a reconciliation of gross loans receivable – long-term and gross loans receivable – short-term to gross loans receivable, the closest comparable IFRS financial measure:

($000s)		As at
	December 31, 2018	December 31, 2017

Gross loans receivable – long-term	$101,756	$71,833
Gross loans receivable – short-term	-	9,061
Gross loans receivable	101,756	80,894

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the year. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant accounting judgements

The following are the critical judgements, apart from those involving estimations that have been made in the process of applying the Company’s accounting policies, which have the most significant effect on the amounts recognized in the consolidated financial statements.

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Management’s Discussion and Analysis

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Significant accounting estimates and assumptions

These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically, and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the consolidated statement of comprehensive loss in the period of the change and in any future periods affected.

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Valuation of long-lived assets and asset impairment

Estimated useful lives of property and equipment and intangible assets are based on management’s judgment and experience.

When management identifies that the actual useful lives for these assets differ materially from the estimates used to calculate depreciation and amortization, that change is adjusted prospectively. Due to the significant investment in intangible assets by the Company, variations between actual and estimated useful lives could impact operating results both positively and negatively. Asset lives, depreciation and amortization methods, and residual values are reviewed periodically.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment indicated by such factors as significant changes in technological, market, economic or legal environment, business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates either the value in use or fair value less costs to sell.

Allowance for loan losses

Our provision for loan losses consists of amounts charged to the consolidated statement of comprehensive loss during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, our expectations of future loan performance, and general forward-looking macroeconomic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

Fair value of share-based payments

The Company uses the Black-Scholes valuation model to determine the fair value of equity-settled stock options. Management exercises judgment in determining certain inputs to this model including the expected life of the options, expected volatility and forfeiture rates, and expected dividend yield. Variation in actual results for any of these inputs will result in a different fair value of the stock option as compared to the original estimate.

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Management’s Discussion and Analysis

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Derivative financial liability

Warrants issued with a cashless exercise option are recorded at fair value, and classified as a derivative financial liability at initial recognition. Subsequent changes in fair value recorded as a gain or loss in the consolidated statements of comprehensive loss. As the warrants are exercised, the value of the recorded liability will be included in share capital along with the proceeds from the exercise. If these warrants expire, the related liability is reversed through the consolidated statements of comprehensive loss.

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2018

We adopted the following new accounting standards and amendments, which are effective for our interim and annual consolidated financial statements commencing January 1, 2018.

IFRS 9, Financial Instruments

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes new measurement categories for classifying financial assets, and new guidance in relation to impairment and hedge accounting. The new hedge accounting requirements have no material impact on the Company’s condensed consolidated financial statements.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. As permitted by the standard, the Company has elected not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Therefore, comparative periods have not been restated. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in retained earnings as at 1 January 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9, but rather those of IAS 39.

The Company has also adopted consequential amendments to IFRS 7 Financial Instruments: Disclosures that are applied to disclosures about 2018 but have not been generally applied to comparative information.

Classification and measurement of financial assets

At initial recognition, financial assets are classified as measured at amortized cost, at fair value through profit or loss, or at fair value through other comprehensive income. IFRS 9, Financial Instruments, removes the previous IAS 39 classifications of loans and receivables, held to maturity, and available for sale.

The Company measures financial assets at amortized cost if the financial asset is held within a “hold to collect” business model, and if the contractual cash flows associated with the financial asset are solely payments of principal and interest on the principal amount outstanding. Financial assets fall with a “hold to collect” business model when the Company’s primary objective is to collect contractual cash flows on the assets rather than selling them.

Loans receivable are classified as amortized cost. They are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for loan losses.

Impairment of financial assets

Expected credit loss model

The ECL model is a three-stage impairment approach used to measure the allowance for loan losses on all financial assets at each reporting period date.

Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The Company routinely refinances its existing customers, and accordingly, does not consider a modification to be an indicator of increased credit risk. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to 12-month ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date.

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Management’s Discussion and Analysis

Assessment of significant increase in credit risk

Significant increases in credit risk are assessed based on changes in probability of default of a financial asset subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Financial assets are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

Measurement of expected credit losses

ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a financial instrument, using a probability-weighted approach that reflects reasonable and supportable information about past events, current conditions and forward looking indicators such as forecasts of future events and macroeconomic conditions. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped by product type and by customer tenure for the purpose of assessing ECLs. Scenarios and probability weights are re-assessed quarterly and subject to management review.

IFRS 15, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers. The new standard includes a five-step recognition and measurement approach for revenue arising from contracts with customers, and includes new requirements for accounting for contract costs. Revenues arising from financial instruments within the scope of IFRS 9 – Financial Instruments, specifically interest revenue and loan fees, are excluded from the scope of IFRS 15. All other revenue streams are included within the scope of IFRS 15.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee and Standards Interpretations Committee interpretations regarding revenue. The adoption of this standard did not have any significant impact on the Company’s interim condensed consolidated financial statements.

Revenue recognition

In 2018, the Company, through a third party hosting agreement, joined a Bitcoin mining pool that provides transaction verification services on the Bitcoin network. The Company receives Bitcoin as compensation for these services, which are recognized as revenue and measured at fair value according to the spot price at the time they were mined. Bitcoin is considered earned upon the addition of a block to the Bitcoin blockchain at which time the economic benefit is received and can be reliably measured. Management has exercised judgement in determining this accounting treatment for the recognition of revenue from Bitcoin mining, as there is no definitive guidance in IFRS for the accounting of digital currency mining activities.

Accounting standards issued but not yet effective

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. IFRS 16 will replace IAS 17, Leases. The Company intends to adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019.

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Management’s Discussion and Analysis

IFRS 16 removes the distinction between operating and finance leases from the lessee’s perspective and introduces a single lessee accounting model. The standard requires a lessee to recognize a “right of use” asset and a corresponding lease liability for substantially all leases, with the exception of leases with terms less than 12 months and leases of low value assets. Requirements for lessor accounting are largely unchanged from IAS 17.

IFRS 16 will result in the recognition of “right of use” assets and lease liabilities for the Company’s leases that are currently accounted for as operating leases under IAS 17. IFRS 16 will also result in reclassification of the nature of lease expenses to depreciation and interest expense, from their classification of “premises expense” under IAS 17.

IFRS 16 offers a range of transition options. The Company plans to apply IFRS 16 using the modified retrospective approach. Therefore the cumulative effect of adopting IFRS 16, if any, will be recognized as an adjustment to opening retained earnings as at January 1, 2019, with no restatement of comparative information. Under this method using the practical expedient available the Company is planning to recognize the right of use asset equal to the lease liability. Additionally, the Company will elect to apply the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4.

Based on the information currently available, the Company estimates that it will recognize a lease liability and right to use asset of approximately $6.0 million to $7.5 million as at January 1, 2019. This preliminary estimate is subject to change and adjustment as management continues to monitor and refine certain elements of its IFRS 16 adoption in advance of Q1 2019 reporting. The Company is on track to complete its implementation of IFRS 16 effective January 1, 2019. Further, the Company has discussed the impact of IFRS 16 adoption with its lender and concluded that the adoption of the Standard will have no impact on the financial covenants as described in Note 9 of the financial statements.

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Management’s Discussion and Analysis

Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at December 31, 2018, management assessed the design and operating effectiveness of the Company’s ICFR and concluded that such ICFR is appropriately designed and operating effectively, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

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